MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

April 16, 2018

VIA EDGAR

Keith Gregory

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:                       Pacific Select Fund

File Nos. 033-13954 and 811-05141

Dear Mr. Gregory:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff on March 16, 2018, concerning post-effective amendment (“PEA”) No. 131 to the registration statement of Pacific Select Fund (the “Registrant”) on Form N-1A (including the Prospectuses (“Prospectus”), Statement of Additional Information (“SAI”) and Part C), which was filed January 31, 2018 with the Commission pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of each series of Registrant (a “Fund”). Set forth in the numbered paragraphs below are the staff’s comments followed by Registrant’s responses.

Prospectus Comments

General Comments (as applicable)

1.            Comment: Prior Comments: Please note that it is the position of the SEC staff (“Staff”) with respect to Registrant’s disclosure and response to prior Staff comments remain the same.  Such comments related to, among other comments that were given, liquidity risk and the definition of liquidity in the SEC releases that were cited to you; derivatives, relating to those derivatives included in the Fund’s 80% basket to be valued at market value and the related disclosures; and the description of the term “international” and how disclosure would connote diversification of investments in a number of countries around the world for the purposes of the names rule at footnote 42.

Response: Your prior comments and positions are duly noted, and we reaffirm our responses as noted in our prior letter to the Staff dated April 14, 2017.

Pacific Select Fund – Response Letter

April 16, 2018

2.            Comment: Principal Investment Strategies and Principal Risks: Please confirm supplementally that, for each Fund, each principal risk disclosed corresponds to a principal investment strategy, and that each principal investment strategy disclosed has a corresponding principal risk that is disclosed or disclosure has been revised accordingly.

Specifically, we note that the Diversified Bond Portfolio includes disclosure on securities (such as payment-in-kind securities, zero coupon securities and structured notes) that do not appear to have a principal risk disclosed.  The Staff suggests you consider moving this list to Item 9 or, if not principal investments, to the SAI.

The Staff also requests that you review the Mid-Cap Equity Portfolio, as there are certain principal risks disclosed (specifically, Currency Risk, Growth Companies Risk and Value Companies Risk) that are not mentioned in the principal investment strategy of this Fund.

Response: Registrant confirms that, for each Fund, including for the Diversified Bond Portfolio and the Mid-Cap Equity Portfolio, each principal investment strategy has a corresponding principal risk and each principal risk has a corresponding principal investment strategy, which is disclosed or which disclosure will be revised accordingly.

3.            Comment: Principal Investment Strategies: Rule 35d-1: For any Fund that is subject to Rule 35d-1, please revise the Principal Investment Strategies section to state that the 80% test applies to the Fund’s “total assets” or “net assets plus borrowings for investment purposes,” as the case may be.

Response: Consistent with plain English principles, “assets” is used in the Principal Investment Strategies section to avoid unnecessary technical jargon.  Replacing “assets” with “net assets plus borrowings for investment purposes” would not be meaningful to most readers and moreover, doing so could obfuscate the more important elements of the 80% policy, namely the category of investments to which the 80% test applies.  In addition, Registrant discloses the technical definition in the Non-Fundamental Investment Restrictions section of the SAI.  However, in light of the Staff’s comments, language defining assets for Rule 35d-1 purposes will be included in the General Investments Information section of the prospectuses.

4.            Comment: Frontier Risk: The Staff has noted that Emerging Markets Risk references “frontier markets.”  If accurate, please disclose investments in securities of frontier market issuers as a principal strategy of those Funds with the Emerging Markets Risk or delete the reference to frontier markets in the Emerging Markets Risk.  For applicable Funds, please expand disclosure on the risks of investing in frontier markets.

Response: Emerging Markets Risk will be revised to remove the reference to frontier markets.  For those Funds that principally invest in instruments in frontier markets, the principal investment strategy language will be revised accordingly and Frontier Markets Risk will be added as a principal risk.

Pacific Select Fund – Response Letter

April 16, 2018

5.            Comment: High Yield/High Risk or “Junk” Securities Risk: For each Fund that includes the principal risk of High Yield/High Risk or “Junk” Securities Risk, pursuant to Item 4 or Item 9 of Form N-1A, disclose in the summary or statutory section of the prospectus the lowest credit rating held in such instruments.

Response: Registrant notes that disclosing the specific credit ratings of holdings is not required pursuant to Item 4 or Item 9 of Form N-1A, and in fact the Commission adopted regulations to eliminate Form N-1A required use of NRSRO (Nationally Recognized Statistical Rating Organization) credit ratings for fund holdings (see Removal of Certain References to Credit Ratings Under the Investment Company Act, IC-30847, February 7, 2014).  Registrant also notes that the discussion of credit ratings contained in both the prospectus (Credit Risk) as well as the SAI (Appendix A) includes disclosure of the range of non-investment grade ratings, from BB/Ba to D.  In addition, to present just the lowest credit rating held by a Fund would potentially be misleading and/or confusing to investors, as investors might draw materially inaccurate inferences about exposures to those rated instruments and, moreover, the lowest rating could change.  Accordingly, Registrant respectfully declines to make the requested change.

6.            Comment: Leverage Risk: The Staff previously provided a comment requesting Registrant to clarify whether the segregation of liquid assets by a Manager is a regulatory requirement or discretionary in nature, by adding language to the effect that segregation is conducted in accordance with SEC and Staff positions on asset segregation and cover positions.  In response, Registrant revised disclosure in the Leverage Risk under Item 9 to provide that a Manager will segregate liquid assets “in accordance with applicable rules and Trust policies.”  The Staff does not believe that cover or segregation should be conducted in accordance with any policies of the Trust.  Rather, it is the SEC and Staff positions that are relevant to segregation and cover.  Please revise the disclosure to indicate that segregation will be conducted by the Manager in accordance with SEC and Staff positions on asset segregation and cover positions.

Response: Registrant disagrees with the implication of the Staff’s comment that a mutual fund must not have a policy governing its segregation practices, provided the policy complies with applicable legal requirements.  Nonetheless, the disclosure will be revised to remove the reference to Trust policies and to reflect that segregation will be conducted “in accordance with applicable law.”

7.            Comment: Performance: Please correct references to the Class I inception date for the performance of the benchmark index in those Average Annual Total Return tables where it is not applicable; namely, where “Since Inception” figures are not provided when a share class of a Fund is more than 10 years old as per Item 4 of Form N-1A.

Response:  The disclosure will be revised, removing the reference to the Class I inception date for the Average Annual Total Returns tables of Funds where at least 10 years of performance is shown for the share class.

Pacific Select Fund – Response Letter

April 16, 2018

8.            Comment: Additional Risk Information: Please explain supplementally how all Funds are subject to Sector Risk, as noted in the introductory paragraph.  For each Fund with Sector Risk, disclose the principal sectors in which those Funds are investing.  See also the Pacific Select Fund N-CSR comment response letter to Jeff Long, SEC Staff Accountant, dated November 16, 2017 (the “Long Letter”) regarding same.

Response: As noted in the Long Letter, Sector Risk, which describes the risk that a Fund may from time to time be invested more heavily in a particular sector based on investment opportunities or market conditions, was previously listed under Item 9 disclosure.  This risk was not listed in the summary portion of the prospectuses because the Funds discussed in the Long Letter do not have a principal investment strategy to focus their investments in a particular sector for any given period of time. Each of those Funds may not have more than 25% of its assets invested in any particular sector at any given time, and if at times they do, it could fall below 25% shortly thereafter.  Registrant believes that any prospectus disclosure added to identify a particular sector and related risk to which a non-sector Fund has significant exposure as of a discrete point in time could become inapplicable shortly thereafter, and therefore could become misleading or confusing to investors as it sets an expectation that a principal investment strategy of that Fund is to invest in the identified sector(s) above a 25% threshold. As such, Registrant believes that the current disclosure in the prospectuses is adequate. However, as stated in the Long Letter, and in light of Staff comments received for companion fund family disclosures last year, Sector Risk will be added to the summary portion of the prospectuses for each Fund that has an exposure of 25% or more of its net assets in any one sector as of fiscal year-end, as reflected in the annual shareholder report.  As a result, the introductory paragraph of the Additional Risk Information section will be revised accordingly.

9.            Comment:  Additional Risk Information:  As per SEC IM Guidance Update #2014-08, Enhanced Mutual Fund Disclosure (June 2014), please consider changing the header of this section from “Additional Risk Information” to “Additional Information About Principal Risks.”

Response: The disclosure will be revised accordingly.

Core Income Portfolio, Diversified Bond Portfolio, Inflation Managed Portfolio, Inflation Strategy Portfolio, Managed Bond Portfolio and Short Duration Bond Portfolio

10.    Comment:  Principal Investment Strategies: The investment strategy section of each of these Funds includes a discussion of asset-backed securities and mortgage-related securities, and a corresponding Mortgage-Related and Other Asset-Backed Securities Risk.  Please provide disclosure (in Items 4 and 9) regarding how much of each Fund’s net assets are invested in each of the following instruments:  Collateralized Bond Obligations (“CBOs”), Collateralized Loan Obligations (“CLOs”), non-agency Collateralized Mortgage Obligations (“CMOs”), non-agency Commercial Mortgage Backed Securities (“CMBSs”), and non-agency Adjustable Rate Mortgage-Backed Securities (“ARMBSs”).  In addition, please disclose in the Item 9 disclosure for each of these Funds how much of each of the above instruments are below investment grade; such disclosure could be as a percentage of net assets, a dollar amount or descriptive language such as “a substantial amount.”

Pacific Select Fund – Response Letter

April 16, 2018

Response: As of December 31, 2017, CBOs, CLOs, non-agency CMOs, non-agency CMBSs and non-agency ARMBSs were not principal investments held by any of the Funds listed above. Registrant observes that even if a Fund held such a position, disclosing the percentage is not required by Form N-1A and, for the reasons discussed in response to Comment 5, could be misleading.

Equity Index Portfolio, Small-Cap Index Portfolio, PD Large-Cap Growth Index Portfolio, PD Large-Cap Value Index Portfolio, PD Small-Cap Growth Index Portfolio, PD Small-Cap Value Index Portfolio, Small-Cap Equity Portfolio (BlackRock portion only) (together, “Index Funds”)

11.    Comment:  Principal Investment Strategies:  In response to comments previously provided, Registrant revised language regarding an index fund matching the industry weightings of its respective index to state that it will match such weighting on a “market value percentage basis.”  The Staff requests that you revisit this language for Plain English purposes.  The Staff notes that the S&P 500 Index describes itself as being “market capitalization weighted” and thus the method of your Fund appears to differ from the methodology of its index.  Please explain supplementally how your Index Funds would closely track the weightings of their index.

Response: The disclosure will be revised to note that the Index Funds seek to match the industry weightings of their respective index in approximately the same proportions as their weightings in the index.  Like many index mutual funds, in contrast to index ETFs, an Index Fund attempts to, but may not necessarily, hold every constituent of its benchmark index at all times (particularly stocks with very small index weights).  Rather, for example, if 14% of the market value of an index were invested in technology stocks, the sub-adviser of an Index Fund would create a portfolio with approximately 14% of that Index Fund’s holdings invested in technology stocks, but not necessarily with every technology stock contained in its respective index.

12.    Comment:  Principal Investment Strategies:  Please disclose and explain how frequently the sub-adviser rebalances and reconstitutes the applicable Index Fund to its index.  Consider defining the term “periodically.”

Response: Registrant believes that the existing disclosure conveys, in plain English and with an appropriate level of specificity, how each of these Index Funds seeks to achieve its investment objective by tracking a particular index. A sub-adviser may make timely adjustments based upon cash flows, trading costs, and tracking error.  In addition, when an index is reconstituted or changed by the administrator of the index, the sub-adviser will make comparable adjustments to the Fund, although they may not be simultaneous.  Registrant observes that while the indexes are typically reconstituted within certain windows during the year, some variations in timing occur.  Moreover, index adjustments and reconstitutions may be made on an ad hoc basis at the sole discretion of the index administrator, an organization that is not affiliated with the Fund, its adviser or the sub-adviser.  Accordingly, Registrant believes “periodically,” as used, is appropriately descriptive.  However, in light of the Staff’s comments, the disclosure will be revised by providing examples of periodic review and rebalancing, including ad hoc adjustments.

Pacific Select Fund – Response Letter

April 16, 2018

13.    Comment:  Annual Fund Operating Expenses:  Please explain supplementally how some of the Index Funds can have an Acquired Fund Fee and Expense (“AFFE”) line in the Annual Fund Operating Expense table if the Index Funds are structured to track a benchmark index that doesn’t have any investments in registered investment companies.

Response: Certain Index Funds are structured to track indices that include a particular holding company as a component of the index. Bloomberg classified this holding company as an “investment company,” which resulted in Registrant classifying fees and expenses relating to the holding company as AFFE for those Index Funds. Upon further review in light of the Staff’s comment, Registrant has consulted with Bloomberg and determined that the holding company is not an “Acquired Fund” within the meaning of Instruction f(1) to Item 3 of Form N-1A.  Accordingly, the AFFE line item will be deleted for those Index Funds.

14.    Comment:  Principal Investment Strategies:  A number of the Index Funds, as well as the PD High Yield Bond Market Portfolio, disclose an 80% policy and indicate that those Funds will invest in instruments that are representative of the index (such as derivatives).  However, the strategy section does not describe such derivative instruments and does not include Derivatives Risk as a principal risk.  In accordance with the July 30, 2010 letter from Barry D. Miller to Karrie McMillan (“Miller letter”) on derivatives and Disclosure of Compliance Matters for Investment Company Registrants that Invest in Commodity Interests, IM Guidance Update #2013-05 (August 2013, at pages 2 and 3, referencing footnotes 12 through 16), please revise accordingly.

Response: Derivatives instruments used by those Funds to meet their 80% tests are not considered principal investments and therefore are not individually disclosed in the principal investment strategy sections.  Therefore, Registrant believes the current disclosure is appropriate.

Floating Rate Income Portfolio

15.    Comment:  Principal Investment Strategy: The disclosure for the Fund notes that it invests in non-investment grade debt instruments which may “include those that may be stressed, distressed or in default.” (emphasis added).  Please include disclosure in the High Yield/High Risk or “Junk” Securities Risk regarding the different risks involved for each of these securities.  As an alternative, you may wish to create a separate risk for such instruments.

Response: In light of the Staff’s comment, the disclosure will be revised to remove the above-referenced language from the Item 4 investment disclosure.  In addition, the Item 9 risk disclosure for Credit Risk as well as High Yield/High Risk or “Junk” Securities Risk will be revised to include additional information applicable to these types of securities.  Registrant notes that risk factors for these types of securities are discussed under the “Obligations of Stressed, Distressed and Bankrupt Issuers” section of the SAI.

Pacific Select Fund – Response Letter

April 16, 2018

Emerging Markets Debt Portfolio

16.    Comment:  Principal Investment Strategy:  The principal investment strategies of the Fund note that this Fund is expected to invest “more than 10% of its assets” in high yield/high risk (“junk”) debt securities.  Please revise this disclosure to provide specificity as to the upper limit of such debt, given that the Staff recognizes that a substantial amount of emerging markets debt is non-investment grade.  Apply this comment to other Funds with similar disclosure.

Response:  The existing disclosure, which establishes a floor, makes clear that the theoretical upper limit is 100%.  The existing disclosure complies with Form N-1A by disclosing those investments as principal investments and including a conforming principal risk. Form N-1A does not require disclosure of an upper limit in these circumstances. Therefore, the requested disclosure is respectfully declined.

Main Street Core Portfolio

17.    Comment:  Principal Risk:  The buy language for this Fund state that sub-adviser uses “quantitative models” to select securities for the Fund.  For consistency with other Funds, please add “Models and Data Risk” as a principal risk.

Response: Registrant has confirmed that the sub-adviser does not use “quantitative models” but instead uses quantitative screening tools to narrow the universe of potential holdings, and principally utilizes fundamental research as the basis for decisions on Fund investments.  Accordingly, the disclosure will be revised to delete the reference to quantitative models, and thus the addition of Models and Data Risk is not necessary.

Global Absolute Return Portfolio

18.    Comment:  Principal Investment Strategy:  The principal investment strategies of the Fund notes that this Fund invests in “interest rates.”  As one can’t invest directly in an interest rate, please clarify in the disclosure the instrument(s) utilized to invest in interest rates.

Response: The disclosure will be revised accordingly.

SAI Comments

General

19.    Comment: Year References. Please review and update accordingly the disclosure response to Items 17 through 20 of Form N-1A to reflect those dates specified by the Form N-1A instructions relating to fiscal or calendar years

Response: The disclosure will be revised accordingly.

Concentration

20.    Comment: Non-Fundamental Summaries of Current Legal Requirements and Interpretations Related to Certain Fundamental Investment Restrictions.  The Staff suggests you replace the language regarding complying with fundamental investment restriction 8 with the following:

Pacific Select Fund – Response Letter

April 16, 2018

The Funds will consider the investments of its affiliated and unaffiliated Underlying Funds when determining compliance with fundamental investment restriction #8.

Response:  Registrant believes its current approach is reasonable and appropriate.  Registrant therefore respectfully declines to make the requested change.

Advisory Fees

21.    Comment: Sub-Advisory Fees: Pursuant to Item 19(a)(3) of Form N-1A, it is requested that you revise your disclosure to include disclosure regarding sub-advisory fees in the SAI.

Response:  All required information regarding advisory fees is disclosed in the SAI.  Sub-advisory fees are not required by Item 19(a)(3) of Form N-1A, which requires disclosure of:  The method of calculating the advisory fee payable by the Fund including: (i) The total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years; (ii) If applicable, any credits that reduced the advisory fee for any of the last three fiscal years; and (iii) Any expense limitation provision. (emphasis added).  Sub-advisory fees are paid by the Funds’ investment adviser, not the Funds.

Code of Ethics

22.    Comment:  Rule 17j-1.  Pursuant to Item 17(e) of Form N-1A, please include disclosure that the referenced Codes of Ethics were adopted pursuant to Rule 17j-1 of the Investment Company Act of 1940.

Response:  The disclosure will be revised to confirm the requirements of Rule 17j-1(c)(1)(i) of the 1940 Act.

If you have any questions or further comments please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:                              Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Audrey L. Cheng, Esq., Pacific Life Insurance Company

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Schiff Hardin LLP